FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece announces that it held a General Meeting of Shareholders today, 14 January 2010, in the Megaro Mela, Athens. The Meeting convened with a quorum of 37.79% of the Bank’s paid up share capital, of which approximately 38.5% were international institutional investors.

The General Meeting resolved, by an overwhelming majority, upon the following:

1.     Approved the contribution of real estate property of the Bank, as such real estate property is depicted in the Accounting Statement of 30 September 2009, in accordance with the provisions of paragraph 4 of article 31 of law 2778/1999, articles 1-5 of law 2166/1993, and codified law 2190/1920, as amended, to a real estate investment company to be formed under the name “NBG PANGAEA Real Estate Investment Company”.

2.     Approved the Accounting Statement, dated 30 September 2009, of the aforesaid real estate property of the Bank, taking into account a) the relevant Audit Report of the Chartered Auditor-Accountant, dated 7 December 2009, regarding the book (accounting) value of the said real estate property and b) the draft terms of the contribution of the said real estate property to the real estate investment company to be formed under the name “NBG PANGAEA Real Estate Investment Company”.

3.     Designated the representatives of the Bank who shall sign before a notary-public the deed of establishment of the real estate investment company to be formed under the name “NBG PANGAEA Real Estate Investment Company” and any other documents required.

4.     Approved the election of a new Board of Directors composed of 13 members, one of whom is appointed by the Hellenic Republic in accordance with the provisions of law 3723/2008. Furthermore, the General Meeting appointed the independent non-executive members of the Board.

Accordingly:

Directors:

Vassilios Rapanos

Apostolos Tamvakakis

Ioannis Giannidis,

Ioannis Panagopoulos

Alexandros Stavrou

Independent Non-Executive Directors:

H.E. the Metropolitan of Ioannina, Theoklitos

Alexandra Papalexopoulou-Benopoulou

Maria Sklavenitou

Stefanos Vavalidis

George Zanias

Vassilios Konstantakopoulos

Petros Sabatacakis

Alexandros Makridis (appointed by the Hellenic Republic)

5.     Designated said Board members Petros Sabatacakis, Stefanos Vavalidis, Vassilios Konstantakopoulos, Alexandra Papalexopoulou-Benopoulou and George Zanias as members of the Board’s Audit Committee, as per the provisions of law 3693/2008.

6.     Approved contracts of the Bank with members of the Board of Directors.

7.     Approved amendments to articles 18, 19, 21, 22, 23 and 24 (on the Board of Directors), as per the draft amendments disclosed to investors in the Bank’s announcement of 4 January 2010, and adjustment of article 4 (on share capital) of the Bank’s Articles of Association.

8.     Discussion and decision-taking regarding the subject of assignment by the General Meeting to the Board of Directors of the right to issue bonds convertible to shares, in accordance with the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank’s Articles of Association, was postponed due to the lack of quorum required by the law, and will take place at a Repeat General Meeting of shareholders of the Bank to be held at 12:00 noon on Monday, 1 February 2010, at Aiolou 93 (Megaro Mela), Athens.

Furthermore, at the Board meeting that followed, the new Board of the Bank appointed as:

Executive member:

•                  Mr. Apostolos Tamvakakis

Non-executive members:

•                  Mr. Vassilios Rapanos

•                  Mr. Ioannis Giannidis

•                  Mr. Ioannis Panagopoulos

•                  Mr. Alexandros Stavrou

Independent non-executive members:

•                  H.E. the Metropolitan of Ioannina, Theoklitos

•                  Mrs. Alexandra Papalexopoulou-Benopoulou

•                  Mrs. Maria Sklavenitou

•                  Mr. Stefanos Vavalidis

•                  Mr. George Zanias

•                  Mr. Vassilios Konstantakopoulos

•                  Mr. Petros Sabatacakis

•                  Mr. Alexandros Makridis, representing the Hellenic Republic

Having constituted itself into a body, the Board elected as its non-executive Chairman Mr. Vassilios Rapanos and as its Chief Executive Officer Mr. Apostolos Tamvakakis.

Finally, pursuant to the provisions of the law and the Articles of Association, the Board of Directors decided on the representation of the Bank and the assignment of powers and responsibilities to members of the Board and to officers of the Bank.

Athens, 14 January 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 15th January, 2010

Chief Executive Officer